Filer: Openwave Systems Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                                                 Commission File No. 000-25687

On May 10, 2001, Openwave Systems Inc. issued the following press release.



                                                     Openwave Systems logo


For Immediate Release




OPENWAVE TO ACQUIRE AVOGADRO

Avogadro's Instant Messaging Product to Augment Openwave Services OS

Openwave Provides Updated Financial Outlook for Calendar Year 2001


REDWOOD CITY, Calif. - May 10, 2001 - Openwave Systems Inc. (Nasdaq:OPWV), a worldwide leader of open, IP-based communications infrastructure software and applications, today announced it has signed a definitive agreement to acquire Avogadro, a telecommunications software infrastructure developer. The closing of the acquisition is subject to closing conditions customary for a transaction of this type.

Avogadro is developing an instant messaging product to provide Communication Service Providers the ability to deliver next generation communications services in a multi-device environment. The technical team at Avogadro has strong usability and communications software development experience and Openwave(TM) believes that Avogadro's technology will extend and enhance its Services OS platform.

In connection with the acquisition, Avogadro's shareholders and option holders will receive a fixed number of approximately 2.7 million shares of Openwave common stock. The stock-for-stock transaction will be accounted for using purchase accounting and closing is anticipated to occur during Openwave's fourth quarter of fiscal 2001 with the integration of Avogadro's 40 employees expected to occur rapidly.

Updated Financial Outlook
The following statements are forward looking and actual results may differ materially due to factors noted below, among others. The information provided in this financial outlook is as of May 10, 2001, and it is currently expected that this financial outlook will not be updated until the release of Openwave's next quarterly earnings announcement. Openwave undertakes no obligation to update this information. Of course, Openwave reserves the right to update this financial outlook at any time for any reason.

For the remainder of calendar year 2001, Openwave's outlook remains that its quarterly revenues will continue to grow at 10 to 20 percent sequentially, resulting in calendar year 2001 revenues of approximately $640 million. Avogadro's technology is expected to contribute to revenues in calendar year 2002 following completion of market trials which Openwave expects to occur later this year.

For calendar year 2001, the Company's revised outlook for pro forma earnings, which excludes merger and acquisition-related charges, stock-based compensation and unrealized losses on non-marketable equity securities, is approximately $0.43 per share. The Company expects the acquisition of Avogadro to be accretive to pro forma earnings per share in the calendar year 2002. Openwave anticipates taking one-time charges of approximately $2 million in the fourth quarter of fiscal 2001 arising from the consolidation of Avogadro's personnel to Openwave's Bellevue, Washington facilities, and other acquisition-related charges. There will also be additional non-cash based goodwill amortization and stock-based compensation charges, the definitive amount of which will be determined based upon Openwave's share price at the time of closing. The Company intends to communicate what the goodwill amortization and stock-based compensation charges will be once such are determined following the closing.

Openwave Systems Inc. has scheduled a 20-minute conference call for 9am EST today to discuss the Avogadro Acquisition. Interested parties may access the conference call over the Internet through the Company's web site at www.Openwave.com or by telephone at 1-888-209-3765 (domestic U.S.), +1-212-271-4766 (International). A replay will be available for 48 hours following the conference call. Replay number: 1-800-633-8284 (domestic), +1-858-812-6440 (international), reservation # 18853513.

About Openwave
Openwave Systems Inc. (Nasdaq: OPWV) is the worldwide leader of open Internet-based communication infrastructure software and applications. Openwave is a global Company headquartered in Redwood City, California. For more information please visit www.openwave.com

Security holders of Avogadro are urged to read documents relevant to the acquisition described in this announcement that are to be filed with the Department of Corporations of the State of California or the U.S. Securities and Exchange Commission (the "SEC") when they become available because they will contain important information about the acquisition. You can obtain the relevant documents that are filed with the SEC for free on the SECs Web site at http://www.sec.gov/ or from Openwave Systems Inc. You can also request copies of such documents by calling Doug Solomon at 650-817-6942 or writing to Openwave Systems Inc., 800 Chesapeake, Redwood City, CA, 94063, attn: Doug Solomon.

This release contains forward-looking statements relating to expectations, plans or prospects for Openwave Systems Inc. that are based upon the current expectations and beliefs of Openwave's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize our strategic objectives by taking advantage of market opportunities in the Americas, Europe and the Middle East including Asia; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of our current, new and potential customers, suppliers and strategic partners; (c) risks specifically associated with the integration of the businesses of Phone.com and Software.com and the ability to achieve the expected benefits of the merger (including but not limited to those risks associated with the ability to (i) integrate effectively the two companies' product lines, technology, operations and personnel, (ii) take advantage of cross-selling opportunities and product and market synergies, (iii) retain key officers and employees, and (iv) effectively manage a larger more geographically dispersed organization); (d) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of the Company's software; (e) the ability to manage the Company's growth; (f) the ability to continue to obtain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and integrate such acquisitions including Avogadro; (i) competition and technological changes and developments; and (j) general risks of the Internet and wireless and wireline telecommunications sectors.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which is anticipated to be filed by no later than May 15, 2001, Phone.com's and Software.com's most recently filed Annual Reports on Form 10-K, and Phone.com's registration statement on Form S-4 as filed on October 10, 2000. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov or from Openwave's Web site at www.Openwave.com. The Company assumes no obligation to update the forward-looking statements included in this document.

# # #

Openwave, the Openwave logo and Services OS are trademarks of Openwave Systems Inc. All other trademarks and registered trademarks are trademarks of their respective holders.


For more information please contact:


INVESTOR CONTACTS:

Alan Black, Chief Financial Officer         Mike Musson, Investor Relations
Openwave Systems Inc.                                Openwave Systems Inc.
(650) 817-1447                                       (805) 882-2470 x289
alan.black@openwave.com                     mike.musson@openwave.com


MEDIA CONTACT:

Alexandrea Todd
Openwave Systems Inc.
(650) 817.1597
alexandrea.todd@openwave.com

                                   * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.